EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

(Dollars in Millions)

Earnings:	2012	2013	2014	2015	2016

Earnings before income taxes and minority interest	$ 761.0	$ 869.3	$ 980.1	$ 926.8	$ 190.5

Equity in Affiliates Earnings, net of tax	(42.8)	(43.5)	(47.3)	(40.0)	(42.9)
Distributed income of equity investees	26.7	11.4	46.0	18.4	35.2

Fixed charges	67.1	56.2	61.2	87.5	111.3

Capitalized interest amortization expense	9.9	8.9	10.7	11.8	12.7

Less: Capitalized interest	(17.8)	(11.9)	(13.5)	(16.5)	(14.1)

Total earnings	$ 804.1	$ 890.4	$ 1,037.2	$ 988.0	$ 292.7

Fixed Charges:

Interest expense	$ 39.4	$ 34.2	$ 36.4	$ 60.4	$ 84.5

Capitalized interest	17.8	11.9	13.5	16.5	14.1

Rent expense	29.8	30.2	33.9	31.9	38.2

1/3 of rent expense	9.9	10.1	11.3	10.6	12.7

Total fixed charges	$ 67.1	$ 56.2	$ 61.2	$ 87.5	$ 111.3

Ratio of earnings to fixed charges	11.98	15.85	16.95	11.29	2.63